UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

GTx, Inc.

(Name of issuer)

Common Stock, Par Value $0.001

(Title of class of securities)

40052B108

(CUSIP number)

John Hofmann Pontius 17 West Pontotoc Ave., Suite 200 Memphis, TN 38103 (901) 685-3412

(Name, address and telephone number of person

authorized to receive notices and communications)

Amanda R. Poe, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, TN 38103 (901) 543-5900 January 19, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40052B108	Page 1 of 5 Pages

(1)	Names of reporting persons John Hofmann Pontius
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 166,073
	(8)	Shared voting power 4,949,864
	(9)	Sole dispositive power 166,073
	(10)	Shared dispositive power 4,949,864
(11)	Aggregate amount beneficially owned by each reporting person 5,115,937
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 8.1%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103.

Item 2.	Identity and Background.

(a)	The name of the person filing this statement is John Hofmann Pontius (“Mr. Pontius”), with respect to shares of Common Stock of GTx, Inc.

(b)	The business address of Mr. Pontius is 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103.

(c)	The principal occupation of Mr. Pontius is investment and business management. He serves as President of Pittco Management LLC, located at 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103.

(d)	During the last five years, Mr. Pontius has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Pontius has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pontius is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 19, 2012, J.R. Hyde, III (“Mr. Hyde”), a director of the Company, contributed 1,000,000 shares of Common Stock from his direct account into a grantor retained annuity trust (“GRAT”) for which Mr. Pontius is trustee. The shares were obtained by Mr. Hyde with personal funds.

Item 4.	Purpose of Transaction.

Mr. Pontius and each of the parties described acquired the shares of Common Stock for investment purposes, and Mr. Pontius and each party intend to evaluate the performance of such securities as an investment in the ordinary course of business. Neither Mr. Pontius nor any of the parties described has any plans or proposals which relate or could result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

As of January 19, 2012 Mr. Pontius beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 4,949,864 shares of Common Stock, constituting approximately 8.1% of the Common Stock outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. Pontius is based upon 62,861,223 shares of Common Stock, which include 62,790,223 shares outstanding as of December 30, 2011 and 71,000 shares not currently issued that are subject to options held by Mr. Pontius exercisable within 60 days. The shares beneficially owned by Mr. Pontius do not include 46,261 shares held by Mr. Pontius’ spouse, Patricia Pontius (“Mrs. Pontius”), as to which Mr. Pontius disclaims beneficial interest pursuant to Rule 13d-4.

(b)	Shares beneficially owned.

(i)

Mr. Pontius has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 166,073 shares, which are owned individually, by a trust for which Mr. Pontius is trustee or are within Mr. Pontius’ power to acquire within 60 days.

(ii)

Mr. Pontius shares the power to vote or direct the vote and the power to dispose of 4,949,864 shares held indirectly (1) by trusts for the benefit of Mr. Pontius’ family members (“Family Trusts”) for which Mr. Pontius or Mrs. Pontius is trustee; (2) by trusts for the benefit of Mr. Hyde’s children (“Hyde Family Trusts”) for which Mr. Pontius is trustee; and (3) by a number of GRATs on behalf of Mr. Hyde (“Hyde GRATs”), for which Mr. Pontius is trustee.

(iii)

As trustee of certain of the Family Trusts, Mrs. Pontius shares the power to vote and dispose of shares beneficially owned by Mr. Pontius. Mrs. Pontius is the accountant for New Ballet. Mrs. Pontius’ business address is 2157 York Avenue, Memphis, Tennessee 38104. Mrs. Pontius is a citizen of the United States.

(iv)

During the last five years, Mrs. Pontius has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(v)

Mr. Hyde shares the power to vote or direct the vote and the power to dispose of shares beneficially owned by Mr. Pontius and held in the Hyde Family Trusts and the Hyde GRATs. Mr. Hyde is the Chief Executive Officer of Pittco

Management LLC, located at 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103. Mr. Hyde is a citizen of the United States.

(vi)

During the last five years, Mr. Hyde has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

In addition to the transactions set forth in Item 3 above, the trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Pontius are as follows:

(i)	None.

(d)

Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012
/s/ John Hoffman Pontius
John Hofmann Pontius